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                                                                       EXHIBIT 2

INTERNATIONAL URANIUM CORPORATION
(INCORPORATED UNDER THE LAWS OF ONTARIO)


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of INTERNATIONAL URANIUM CORPORATION (the "Corporation") will be held at the Vancouver offices of the Corporation at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, February 15, 2001 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the year ended September 30, 2000 together with the report of the auditors thereon.

2. to appoint auditors to hold office until the next annual meeting, at a remuneration to be fixed by the board of directors of the Corporation;

3. to elect directors to hold office until the next annual meeting of the Corporation; and

4. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Management Proxy Circular (the "Circular") and a copy of the 2000 Annual Report, including the consolidated financial statements of the Corporation for the year ended September 30, 2000, accompany this Notice of the Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose. To be effective, proxies must be deposited with the Corporation's transfer agent not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the Meeting or any adjournment thereof.

BY ORDER OF THE BOARD




(Signed) David C. Frydenlund,
Vice-President, General Counsel
 and Corporate Secretary

Denver, Colorado
January 9, 2001



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                        INTERNATIONAL URANIUM CORPORATION
                          1320-885 West Georgia Street
                             Vancouver, B.C. V6C 3E8
                            Telephone: (604) 689-7842
                               Fax: (604) 689-4250